EXHIBIT 3.5

ARTICLES OF AMENDMENT
TO THE ARTICLES OF INCORPORATION OF
THE HARTCOURT COMPANIES, INC.

Pursuant to the provisions of section 16-10a-1001 and 16-10a-1006 of the Utah Revised Business Corporation Act, the undersigned corporation hereby adopts the following Articles of Amendments to its Articles of Incorporation.

FIRST: The name of the corporation is The Hartcourt Companies, Inc.

SECOND: The following amendment to the Articles of Incorporation was duly adopted by the corporation’s shareholders on November 23, 2005 at the corporation’s annual meeting of shareholders. At that time, there were 195,896,865 shares of Common Stock of the Company which were entitled to vote on such amendment, with 104,810,254 votes indisputably represented at such meeting of shareholders. 104,275,918 shares were voted in favor of the amendment, with 534,336 were voted against the amendment. The number of votes cast in favor of the amendment was sufficient for approval of this amendment.

The amendment is as follows:

Article IV
Stock

“The total number of shares which the corporation shall have the authority to issue is 434,999,000, consisting of 424,999,000 shares of common stock, par value US$0.001 per share, and 10,000,000 shares of Class A Preferred Stock, having a par value of US$0.01 per share (the “Class A Preferred Stock”).”

IN WITNESS WHEREOF, the undersigned officer having been thereto duly authorized, has executed the foregoing Articles of Amendment for the corporation this 24th day of November, 2005.

THE HARTCOURT COMPANIES, INC.

/s/ Carrie Hartwick
Carrie Hartwick, President and Chief Executive Officer